ČESKÁ SPOŘITELNA

02042397

SEC MAIL RECEIVED PROCESSING
JUL - 5 2002
WASH. D.C. 154 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Prague, 21st June, 2002
3022/ /02

Dear Sirs,

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

File No. 82.4384/Česká spořitelna, a. s. - Rule 12g3-2(b) Exemption

On behalf of Česká Spořitelna , a.s. please find enclosed copies of the mandatory offers of AVS and of Ceska sporitelna – amended versions approved by Czech Securities Commission and a copy of the opinion of Board of Directors and Supervisory Board on takeover bid of AVS.

Should you require any further information then please do not hesitate to contact us.

Yours faithfully

Zdenka Jirásová
Head of the Processing of Domestic Securities Department

Richard Baran
Processing of Domestic Securities

for and on behalf of
Česká spořitelna, a. s.

ČESKÁ SPOŘITELNA, A.S.

with its registered office at Prague 4, Olbrachtova 1929/62, IČ (Company Id. No.) 45244782, registered in Section B, File 1171 of the Commercial Registry maintained by the Municipal Court in Prague (the "**Offeror**")

hereby makes, pursuant to Section 186a(1) of Act No. 513/1991 Coll., the Commercial Code, as amended (the "**Commercial Code**"), this public offer for tender of ordinary shares of the Offeror on the following terms and subject to the following conditions (the "**Offer**"):

1. **Purpose of Making Offer**. The annual general meeting of the Offeror held on 22 May 2002 (the "**General Meeting**") resolved to cancel the listing of the ordinary bearer shares of the Offeror. Pursuant to Section 186a(1) of the Commercial Code, the Offeror is therefore obligated to make a public offer for tender of such Offeror ordinary shares.

2. **Offerees and Subject of Offer**. This Offer applies exclusively to persons who (a) as of the date of the General Meeting, *i.e.*, 22 May 2002, held any listed ordinary bearer shares of the Offeror, in the book-entered form, with a nominal value of CZK 100 each, ISIN CZ0008023801 (the "**Shares**"), and (b) did not vote for the cancellation of listing of the Shares or did not attend the General Meeting and did not waive the right to tender their Shares to the Offeror (the "**Offerees**"). The Offer applies only to the Shares held by the Offerees as of the date of the General Meeting.

3. **Binding Term of Offer**. This Offer will be binding from the time of its publication in the *Hospodářské noviny* daily through and including 10 July 2002 (the "**Binding Term of Offer**").

4. **Authorization to Settle Offer**. The Offeror authorized EPIC Securities, a.s., with its registered office at Prague 1, Karlovo nám. 24, Zip Code 110 00, IČ (Company Id. No.) 61858781, registered in Section B, File 2751 of the Commercial Registry maintained by the Municipal Court in Prague (the „**Agent**"), to provide for the settlement of the Offer.

5. **Purchase Price**. The purchase price offered by the Offeror to the Offerees for tendering the Shares amounts to CZK 365 (in words: three hundred and sixty-five Czech crowns) for one Share. Based on the adequacy requirement, the purchase price was determined upon taking into consideration the weighed average calculated using the prices at which the Shares had been traded within a period of six months preceding the date on which the obligation to present this Offer arose, *i.e., prior to* 22 May 2002, and which trades were registered with the Securities Center in accordance with the provisions of Section 183c of the Commercial Code. The weighted average of the prices of Shares for such period was CZK 350.79 and the premium price for which the Offeror acquired the Shares in the same period within the meaning of Section 183c(3) of the Commercial Code amounts to CZK 392.50. The adequacy of the offered purchase price has been confirmed by the expert opinion prepared by ERNST & YOUNG s.r.o. using the method of dividend discount model as the primary method, and the method of comparison with similar companies as the supplementary method, in each case after taking account of the record date determined in the resolution of the General Meeting in respect of dividend payment. Pursuant to the conclusion set forth in the expert opinion, the offered purchase price for the Shares is adequate. The expert opinion will be available for inspection at the registered office of the Agent on business days during the Binding Term of Offer in each case from 9:00 a.m. to 4:00 p.m. hours of the Central European Daylight Saving Time ("**CEDST**").

6. **Notification of Acceptance**. Each Offeree holding any Shares who is interested in accepting this Offer (each, an "**Accepting Shareholder**") will notify its acceptance of the Offer by giving a duly completed order to accept the public offer for tender of shares (the "**Order**") through a public securities market organized by RM-SYSTÉM, a.s. ("**RM-S**") no later than on the last day of the Binding Term of Offer (always taken into consideration business hours of RM-S). The Order must include the registration number of the Offeror 5310652, ISIN CZ0008023801, the number of the Shares to be tendered, the price for one Share CZK 365, and the terms of the purchase price payment. The Order must be completed and delivered in compliance with the Market Rules and the other internal rules of RM-S. The Order can be recalled (canceled) upon satisfactions of all conditions stipulated by Market Rules and the other internal rules of RM-S. Both Offeror and Accepting Shareholder shall borne their respective costs and expenses incurred in connection with the giving and satisfying of the Order through RM-S in accordance with the effective RM-S price-list. Any Order which is incorrectly given or

incomplete will not be deemed a valid notification regarding the acceptance of the Offer and, as such, will not be considered by the Offeror.

7. **Rules Governing Rescission of Tender.** Pursuant to the provisions of Section 183a(8) of the Commercial Code, each person having accepted the Offer has the right to rescind the agreement for purchase of the Shares; provided, however, that a written notification of such rescission (the "**Rescission Notification**") must be delivered by registered mail at the Agent's address (EPIC Securities, a.s., Prague 1, Karlovo nám. 24, Zip Code 110 00) no later than on 4:00 p.m. (CEDST) of the last day of the Binding Term of Offer. The Rescission Notification must include at least the following information: (a) the designation, trade name, or name of the Accepting Shareholder; (b) birth number or passport number of the Accepting Shareholder, if an individual, or IČ (Company Id. No.), if an entity; (c) registered address or residential address of the Accepting Shareholder; (d) number of the Shares being the subject of the contract; (e) designation of the contact person, if an entity; (f) telephone and facsimile numbers; and (g) Accepting Shareholder's registration number with RM-S. The Rescission Notification must attach a notarized document evidencing as to the authorization of the person acting on behalf of the Accepting Shareholder in the matter of the rescission (e.g., extract *from the Commercial Registry, etc.). The signature affixed to the Rescission Notification must be* notarized. Upon rescission, either party must without unnecessary delay, in each case within (5) business days following the delivery of the Rescission Notification, return to the other party any performance received thereby under the contract. The Accepting Shareholder has the obligation to pay to the Offeror the applicable purchase price amount plus any interest accrued thereon from the date of payment of the purchase price to the Accepting Shareholder to such date on which the full amount of the purchase price shall have been returned by the Accepting Shareholder. The interest will accrue at the rate of 5% p.a. during the first five business days following the delivery of the Rescission Notification, and at the rate of 15% p.a. thereafter. The Offeror has the right to rescind any agreement for purchase of the Shares (a) to which any pledge, lien, option, or any other third party right of any kind and nature has been established; or (b) having any other legal or factual defects.

8. **Share Transfer Procedure; Purchase Price Payment Terms.** The agreement for purchase of the Shares is concluded at 00:00:01 a.m. (CEDST) the following business day of RM-S after admission of the Order into the central records of orders of the RM-S in compliance with the provisions of the RM-S Market Rules. The transfer of the Shares and payment of the purchase price into the bank account designated by the Accepting Shareholder will occur following the execution of the agreement for purchase of the Shares in compliance with the provisions of the RM-S Market Rules and the internal rules of RM-S within five (5) business days following the execution of the agreement.

9. **Intent of Offeror.** The Offeror makes this Offer in compliance with its mandatory obligation pursuant to Section 186a(1) of the Commercial Code. Given the inability to exercise the voting rights attached to any shares held by the Offeror and to proceed in compliance with the provisions of Section 186a(7) of the Commercial Code, the Offeror does not expect that the Offer should affect the future operations of the Offeror, its employees or members of its corporate bodies, or the conditions of employment with the Offeror.

10. **Sources and Method of Purchase Price Funding.** The purchase price for the Shares acquired by the Offeror pursuant to this Offer will be funded from the Offeror's own sources. The Offeror will dispose of any Shares acquired by the Offeror pursuant to this Offer in compliance with the provisions of Section 186a(7) of the Commercial Code.

11. **Shares Held by Offeror.** The Offeror holds a total of 569 Shares, that the Offeror acquired in compliance with the provisions of Section 161a *et seq.* of the Commercial Code. No voting rights may be exercised in respect of such Shares if held by the Offeror and/or the persons controlled by the Offeror.

12. **Simultaneous Mandatory Takeover Bid.** Based on the information available to the Offeror as of the publication of this Offer, a mandatory takeover bid by DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse with respect to the equity securities issued by the Offeror may be made with its binding term simultaneous to this Offer.

13. **Approval of Offer by Czech Securities Commission.** The Offer was approved by the Czech Securities Commission, Approval Ref. No. 45/N/558/2002/3; the approval became effective on June 7th 2002.

DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse,
a savings bank holding company organized under the laws of the Republic of Austria,
with its registered offices at Graben 21, A-1010 Vienna
(the "Offeror"),

hereby makes, pursuant to Section 183b of Act No. 513/1991 Coll., as amended (the "Commercial Code"), a mandatory tender offer to the holders of common shares ISIN CZ0008023801 (hereinafter the "Common shares") and preferred shares ISIN CZ0008023736 (hereinafter the "Preferred shares" and jointly with the Common shares referred to as the "Shares") in

Česká spořitelna, a.s.

with its registered office in Prague 4, Olbrachtova 1929/62, Identification Number: 45244782 (the "Company")

for the purchase price of CZK 372.40
per Common share

and

for the purchase price of CZK 177
per Preferred share

1. The Offeror has authorized **Patria Finance, a.s.**, with its registered office at Škrétova 12/490, 12000 Prague 2 Vinohrady, Identification No.: 60197226, registered in the Commercial Register administered by the Municipal Court in Prague, Section B, File 2583 (the "Agent"), to arrange for the realization of this tender offer (the "Mandatory Offer").

2. The Common shares are issued in book-entry form as bearer shares, each having a nominal value of CZK 100, and are listed. Preferred shares are issued in book-entry form as registered shares, each having a nominal value of CZK 100. The Preferred shares are not listed. Pursuant to the provision of Section 183c (1) of the Commercial Code, the Preferred shares are for the purposes of the Mandatory Offer considered to have unlimited transferability.

3. As of May 28, 2002, the Offeror has direct equity interest in the Company equal to32.6 % of the registered capital, and a direct share of the voting rights in the Company equal to 35.2 %. Pursuant to Section 66b(2)(a) of the Commercial Code, the Offeror shall be deemed to be acting in concert with Erste Bank der oesterreichischen Sparkassen AG, a company with its registered offices at Graben 21, A-1010 Vienna, Republic of Austria ("Erste"), which is controlled by the Offeror pursuant to Section 66a(5) of the Commercial Code. As of May 28, 2002, the combined equity interest of the Offeror and Erste in the Company equals 84.9 % of the Company's registered share capital and their combined share of the voting rights in the Company equals 91.7 %. As of May 28, 2002, neither Erste nor the Offeror hold any Preferred share.

4. This Mandatory Offer is made in order to comply with the obligation of the Offeror and Erste to make a tender offer to all holders of the participating securities in the Company pursuant to the provisions of Section 183b of the Commercial Code, which obligation arose to the persons in question in consequence of acquisition of a joint interest in the participating securities in the

Company in a volume exceeding the limit of two-thirds (this limit was exceeded on April 23, 2002) and, subsequently, three-fourths of voting rights (this limit was exceeded on May 13, 2002).

5. The Offeror does not anticipate the Mandatory Offer to result in any major changes in the business activities as presently conducted or planned by the Company or to have any material adverse effects on the employees or directors of the Company.

6. Fairness of the purchase price of Common shares was substantiated by expert opinion No. 221/2002 drawn up by Ing. Milan Vodička, CSc., a sworn expert, residing at Lečkova 1518, Prague 4 (the "Expert"). The Expert reached the conclusion that the fair price per Common share for the purposes of this Mandatory Offer is approximately CZK 357. The fair price per Common share was determined by the Expert on the basis of (i) the discounted cash flow method as of (a) April 24, 2002 and (b) May 14, 2002, with only the higher value of the values ascertained as of the above-stated dates being taken into account for the purposes of determination of the fair price, and (ii) the method of calculating the weighted average of the prices at which the Common shares were traded during (a) a six-month period ending on April 23, 2002 (inclusive of such day), and (b) a six-month period ending on May 13, 2002 (inclusive of such day), with only the higher amount out of the weighted averages ascertained in the periods in question being taken into account. For the purposes of determination of the fair price, the discounted cash flow method was assigned the weight of 60 % and the weighted average method was assigned the weight of 40 % by the Expert. The expert opinion is available to be viewed in the registered offices of the Offeror and the Agent and a copy thereof is available upon request to interested persons. Based on the discounted cash flow method, the price of CZK 363.44 was determined as of April 24, 2002, and the price of CZK 365.44 was determined as of May 14, 2002. The weighted average of prices at which the Common shares were traded (a) during the six-month period ending on April 23, 2002 (inclusive of such day) is CZK 337; and (b) during the six-month period ending on May 13, 2002 is CZK 345.46. Premium price (within the meaning of the provision of Sec. 183c (3) of the Commercial Code) reached during the two periods is CZK 392.50.

The purchase price of the Common shares was determined by the Offeror in compliance with the provision of Section 183c (3) of the Commercial Code and exceeds the price, which was determined by the Expert as the fair price.

Fairness of the purchase price of the Preferred shares was substantiated by expert opinion No. 222/2002 drawn up by the Expert. The Expert reached the conclusion that the fair price per Preferred share for the purposes of this Mandatory Offer is CZK 177. The fair price per Preferred Share was determined by the Expert on the basis of (i) the discounted cash flow method (a) as of April 24, 2002 and (b) as of May 14, 2002, with only the higher value of the values ascertained as of the above-stated dates being taken into account for the purposes of determination of the fair price, and (ii) the trade discount method, i.e. the method where with respect to the fair price of Common shares, which was determined by the Expert, a discount is applied, which takes into account the absence of voting rights and limited transferability, with identical weight being assigned to both the methods. Based on the discounted cash flow method, the price of CZK 156.50 was determined as of April 24, 2002, and the price of CZK 157.30 was determined as of May 14, 2002. Based on the trade discount method the price of CZK 196.35 was determined. The expert opinion is available to be viewed in the registered offices of the Offeror and the Agent and a copy thereof is available upon request to interested persons.

The purchase price of the Preferred shares was determined by the Offeror in compliance with the provision of Section 183c (3) of the Commercial Code, and equals the price, which was determined by the Expert as the fair price.

7. The purchase price for the Shares acquired by the Offeror under this Mandatory Offer will be financed from bank loans. The Offeror has obtained commitments from a group of financial institutions to provide the Offeror with sufficient funds to enable the Offeror to meet all its obligations under this Mandatory Offer.

8. This Mandatory Offer shall be binding as of its publication in *Hospodářské noviny* until [July 10, 2002] (the "Binding Period").

9. Anyone who holds Shares and is interested in accepting this Mandatory Offer (the "Interested Party") shall notify the Offeror of the acceptance of the Mandatory Offer during the Binding Period in the manner stipulated in item 10 or 11 hereof if the Common shares are concerned, or in the manner stipulated in item 12 hereof if the Preferred shares are concerned.

10. The Interested Party considering selling the Common shares may give notice of acceptance of the Mandatory Offer by filing through the public securities market organized by RM-SYSTÉM, a.s. ("RM-S"), **on the terms and conditions set forth below, a duly completed instruction to effect the acceptance of the tender offer of Common shares** (the "Instruction") by the close of business hours of RM-S on the expiration date of the Binding Period. Upon filing the Instruction, it is necessary to set forth the registration number of the Agent "68410016-3," ISIN "CZ0008023801," the number of Common shares being sold, the price per Common share "CZK 372.40" and the method of payment of the purchase price. The Instruction must be completed in accordance with the Market Regulations and other rules of RM-S.

Both the Offeror and the Interested Party shall bear its expenses incurred in connection with the filing and implementation of the Instruction according to the valid list of charges of RM-S.

An incorrect or incomplete Instruction shall not constitute a valid notice of acceptance of the Mandatory Offer and, therefore, the Offeror shall disregard it.

The agreement for the purchase of the Common shares under the Mandatory Offer shall be concluded at 00:00:01 a.m. CET on the next day, on which the RM-S operates, following the acceptance of Instruction in accordance with the Market Regulations of the RM-S. The Common shares shall be transferred and the purchase price of the Common shares shall be paid after the agreement is concluded pursuant to the valid Market Regulations and rules of the RM-S no later than 5 business days following the execution of the agreement.

11. **The Interested Party considering selling the Common shares may, in lieu of the procedure described in item 10, give notice of acceptance of the Mandatory Offer by written notice delivered to the address of the Agent** (Patria Finance, a.s. Škrétova 12, 120 00 Prague 2) no later than by 5:00 p.m. CET on the expiration date of the Binding Period (the "Notice"). The Notice must contain at least the following: (a) the (business) name of the Interested Party, (b) birth number or passport number if the Interested Party is an individual, (c) the address of the registered office/residential address of the Interested Party, (d) the number and ISIN of Common shares to which the acceptance of the Mandatory Offer applies, (e) the business name and registered office of the member of UNIVYC, a.s. ("UNIVYC") representing the Interested Party in connection with the settlement of the transfer of the Common shares and payment of the purchase price, (f) telephone/fax number, (g) designation of a contact person in the case of a legal entity.

The agreement on the purchase of Common shares shall be concluded upon delivery of the Notice to the Agent. The acceptance of the Mandatory Offer may be revoked by written notice delivered to the Agent before delivery of the Notice to the Agent. The transfer of Common shares and the payment of the purchase price shall take place through UNIVYC by way of transfer of shares for consideration from the Agent to the Interested Party or a member of UNIVYC representing the Interested Party in accordance with the applicable rules of UNIVYC on the fifth business day of the execution of the agreement; to avoid any doubts, the payment of the purchase price shall for this purpose mean the submission of a due payment order to the relevant financial institution.

An incorrect or incomplete Notice shall not constitute a valid notice of acceptance of the Mandatory Offer and, therefore, the Offeror shall disregard it.

12. The Interested Party considering selling the Preferred shares may accept this Mandatory Offer by a written notice of acceptance of the Mandatory Offer in the form of a registered letter delivered to the address of Patria Finance, a.s. Škrétova 12, 120 00 Prague 2-Vinohrady, on or before 5:00 p.m. CET on the expiration date of the Binding Period (the "Notice on the sale of preferred shares"). The Notice on the sale of preferred shares must contain at least the following: (a) the business name of the Interested Party, (b) the address of the registered office, (c) number and ISIN of the Preferred shares, which are the subject of the acceptance of the Mandatory Offer, (d) Identification Number and the name of a contact person, (e) telephone and fax number, (f) bank details and number of the bank account set for the payment of the purchase price. The Notice on the salë of preferred shares must consist of a power of attorney with an officially certified signature authorizing the Agent (Patria Finance, a.s.) to represent the Interested Party in the transfer of Preferred shares at the Securities Center (the "Securities Center"). An integral part of the power of attorney shall be constituted by an officially certified document evidencing allocation of an Identification Number to the Interested Party, officially certified documents evidencing the authorization of the relevant person that accepted the Mandatory Offer on behalf of the Interested Party (for instance an officially certified document evidencing the election of a mayor), and officially certified documents evidencing that the acceptance of the Mandatory offer was dully approved by relevant bodies of the Interested Party (for instance minutes of the meeting of the assembly including approval of the execution of the agreement).

The agreement on the purchase of Preferred shares shall be executed upon the delivery of the Notice on the sale of Preferred shares to the Agent. The transfer of the Preferred shares shall be accomplished by registration of the transfer of the Preferred shares in the Securities Center on the basis of an order for the registration of the transfer of the Preferred Shares, no later than 3 business days following the delivery of the Notice on the sale of Preferred shares to the Agent. The payment of the purchase price for the transferred Preferred shares shall take place no later than 5 business days following the transfer of the Preferred shares in the Securities Center.

An incorrect or incomplete Notice on the sale of the Preferred shares (including the case of a missing or defective power of attorney and other defects of the annexes required) shall not constitute a valid notice of acceptance of the Mandatory Offer and, therefore, the Offeror shall disregard it.

13. Pursuant to Section 183a(8) of the Commercial Code, anyone having accepted the Mandatory Offer may rescind the agreement on the purchase of the Shares (the "Agreement"), provided that a written notice of rescission is delivered by registered mail to the address of the Agent (Patria Finance, a.s., Škrétova 12, 120 00 Prague 2) no later than 5:00 p.m. (CET) on the expiration date of the Binding Period. The notice of rescission must contain at least the following information: (a) the (business) name of the Interested Party, (b) birth number or passport number if the

Interested Person is an individual, (c) the address of the registered office/residential address of the Interested Party, (d) the number and ISIN of Shares to which the acceptance of the Offer applies, (e) designation of a contact person in the case of a legal entity, and (f) telephone/fax number. If the agreement concerned was concluded through the RM-S, the notice of rescission must also specify the RM-S registration number of the Interested Party. If the Agreement was concluded by a delivery of the Notice, the notice of rescission must also specify the business name and registered office of the member of UNIVYC representing the Interested Party in connection with the settlement of the transfer of the Shares and payment of the purchase price through UNIVYC. The signature on the notice of rescission must be officially certified.

In the event of the rescission of the Agreement, each party shall without delay, but in no event later than within 5 business days from delivery of the notice of rescission of the Agreement, return to the other party all benefits received under the Agreement. The Interested Party must return the relevant amount of purchase price together with the interest accrued thereon from the date when the purchase price was paid to the Interested Party until the date when the full amount of such payment is returned by the Interested Party at a rate of 5% per annum in respect of any period preceding the date which is 5 business days after the rescission of the Agreement and 15% in respect of any period following such date (inclusive thereof). However, the Interested Party shall not be obliged to pay any such interest if the Agreement is rescinded after a proper competing offer within the meaning of Section 183f of the Commercial Code was launched by any person in respect of the relevant Shares. In the event of the rescission of the Agreement with respect to the Preferred shares, the Offeror shall not be obliged to return the relevant Preferred shares until the Interested Party returns to the Offeror the relevant sum of the purchase price together with the above-stated interest.

14. In the event that the Agreement is concluded in respect of any Shares which: (1) do not carry all separately transferable rights (as defined in Section 156a of the Commercial Code) and all other rights pursuant to Czech law, (2) are subject to any pledge, lien, option or any other right of a third party, or (3) have any legal or other defects, the Offeror shall be entitled to rescind such Agreement.

15. The Offeror notes the fact that on May 22, 2002, Company's General Meeting decided on the delisting of the Common shares. Pursuant to the provision of Sec. 186a (1) of the Commercial Code, the above is generally connected with the duty of the relevant company within thirty days of the day of such General Meeting's decision to make a public tender offer to persons who, as at the day of the General Meeting's decision, held participating shares in the company, and did not vote for the delisting of the participating shares or did not attend such General Meeting, concerning the participating shares held by such persons, with respect to which the persons did not waive their right to sell to the company.

With regard to the above-stated, the Offeror points out the possibility of a concurrence of this Mandatory Offer with the Company's public tender offer, if any, concerning the Common shares, which could take place in connection with the above-mentioned Company's General Meeting's decision on the delisting of the Common shares.

16. This Mandatory Offer has been approved by the Securities Commission, Ref. No.: 45/N/557/2002.

The Offeror shall be responsible for the content of the Mandatory Offer.
Patria Finance, a.s. shall not be liable for any obligations of the Offeror relating to or arising out of this Mandatory Offer.

OPINION OF BOARD OF DIRECTORS AND SUPERVISORY BOARD ON TAKEOVER BID OF DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse

On May 29, 2002, members of the Board of Directors and the Supervisory Board of Česká spořitelna, a.s., with its registered office at Olbrachtova 1929/62, 140 00 Praha 4, Company Identification Number (IČ): 4524 4782 (the "Company"), received proposed terms of a mandatory takeover bid by DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse, a legal entity organized as a savings bank holding company under the laws of the Republic of Austria, having its registered offices at Graben 21, A-1010 Vienna, Republic of Austria ("AVS"), pursuant to Section 183b(1) of Act No. 513/1991 Coll., the Commercial Code, as amended (the "Commercial Code"), in respect of (i) ordinary shares of the Company and (ii) priority shares of the Company. On June 6, 2002, members of the Board of Directors and the Supervisory Board of the Company received amended proposal of the terms of a mandatory takeover bid (the "Takeover Bid").

Pursuant to Section 183a (11)(c) of the Commercial Code, having reviewed the terms of the Takeover Bid and having given, within the short time limit prescribed by the Commercial Code, due consideration to the interests of the holders of equity securities of the Company, employees and creditors, the Board of Directors and the Supervisory Board of the Company adopted the following opinion:

The Takeover Bid is not against the interest of the Company's shareholders, employees and creditors for the following reasons:

(a) On June 4, 2002, Fox-Pitt, Kelton Limited, an independent investment bank retained by the Company for the purpose of evaluating financial aspects of the Takeover Bid, expressed its opinion that the purchase price of both ordinary and priority shares within the Takeover Bid is, from a financial point of view, fair to the shareholders of the Company;

(b) Declaration of AVS that the Takeover Bid is not expected to materially affect the current and planned business activities of the Company and that it is not expected to have material adverse effect to Company's employees and members of bodies;

(c) Expected consistency of personnel strategy of AVS and the ERSTE group with the current personnel strategy applied within the Company; and

(d) Financial stability and creditworthiness of AVS and the ERSTE Group.

This opinion of the Board of Directors and the Supervisory Board of the Company is not purported to be a recommendation by any of the Company, the Board of Directors and the Supervisory Board of the Company to take any specific act in connection with the Takeover Bid. Each shareholder, employee and creditor of the Company is responsible for its own independent examination of the terms of the Takeover Bid.

This opinion has been adopted by resolution of the Board of Directors of the Company and by the resolution of the Supervisory Board of the Company.

In Prague, on this 5th of June 2002